T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

December 7, 2009	TSX-V Trading symbol: LVN
Berlin & Frankfurt: LO9

LEVON GIVES A NOTICE OF EXERCISE TO VALLEY HIGH
ON ITS OPTION FOR 51% OF THE CORDERO-SANSON PROJECT, MEXICO

Levon Resources Ltd. (“Levon”) (TSXV Symbol LVN.V) is pleased to announce that it has served notice on Valley High Ventures (“Valley High”) (TSXV Symbol VHV.V) to prepare the final accounting and documentation to complete the earn-in of Levon's 51% of the Cordero-Sanson Project (“Cordero”) near Hidalgo Del Parral, Chihuahua, Mexico as per the terms of the Option Agreement dated February 11, 2009.

Once the balance of the $1,250,000 Canadian dollars to complete the earn-in is agreed upon by both parties, the balance of the funds will be advanced towards the Phase II drill program, and Levon will complete the earn-in of the 51% of the Cordero .  A joint venture will be concurrently formed between Levon and Valley High and Levon will commence as the official operator of the project.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Norma Sass and Ruf claims  located near the Pipeline gold deposit, which is being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA.  The Company also holds key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

LEVON RESOURCES LTD.

“Ron Tremblay”
____________________________________
Ron Tremblay
President and CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.